UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934
April 25, 2018
Commission File Number 001-15244
CREDIT SUISSE GROUP AG
(Translation of registrant’s name into English)
Paradeplatz 8, CH 8001 Zurich, Switzerland
(Address of principal executive office)

Commission File Number 001-33434
CREDIT SUISSE AG
(Translation of registrant’s name into English)
Paradeplatz 8, CH 8001 Zurich, Switzerland
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or
Form 40-F.
   Form 20-F      Form 40-F
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):
Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):
Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Explanatory note
On April 25, 2018, the Credit Suisse Earnings Release 1Q18 was published. A copy of the Earnings Release is attached as an exhibit to this report on Form 6-K. This report on Form 6-K (including the exhibit hereto) is hereby (i) incorporated by reference into the Registration Statement on Form F-3 (file no. 333-218604) and the Registration Statements on Form S-8 (file nos. 333-101259, 333-208152 and 333-217856), and (ii) shall be deemed to be “filed” for purposes of the Securities Exchange Act of 1934, as amended, except, in the case of both (i) and (ii), the information under “Differences between Group and Bank” and “Selected financial data – Bank” shall not be incorporated by reference into, or be deemed “filed”, with respect to the Registration Statements on Form S-8 (file nos. 333-101259, 333-208152 and 333-217856).
The 1Q18 Credit Suisse Financial Report as of and for the three months ended March 31, 2018 will be published on or about May 3, 2018.
Credit Suisse Group AG and Credit Suisse AG file an annual report on Form 20-F and file quarterly reports, including unaudited interim financial information, and furnish or file other reports on Form 6-K with the US Securities and Exchange Commission (SEC) pursuant to the requirements of the Securities Exchange Act of 1934, as amended. The SEC reports of Credit Suisse Group AG and Credit Suisse AG are available to the public over the internet at the SEC’s website at www.sec.gov and from the SEC’s Public Reference Room at 100 F Street, N.E., Washington, D.C. 20549 (telephone 1-800-SEC-0330). The SEC reports of Credit Suisse Group AG and Credit Suisse AG are also available under “Investor Relations” on Credit Suisse Group AG’s website at www.credit-suisse.com and at the offices of the New York Stock Exchange, 20 Broad Street, New York, NY 10005.
Unless the context otherwise requires, references herein to “Credit Suisse Group,” “Credit Suisse,” “the Group,” “we,” “us” and “our” mean Credit Suisse Group AG and its consolidated subsidiaries and the term “the Bank” means Credit Suisse AG, the direct bank subsidiary of the Group, and its consolidated subsidiaries.
SEC regulations require certain information to be included in registration statements relating to securities offerings. Such additional information for the Group and the Bank is included in this report on Form 6-K, which should be read together with the Group’s and the Bank’s annual report on Form 20-F for the year ended December 31, 2017 (Credit Suisse 2017 20-F) filed with the SEC on March 23, 2018 and the Group’s earnings release for the first quarter of 2018 (Credit Suisse Earnings Release 1Q18), filed with the SEC as Exhibit 99.1 hereto.
This report filed on Form 6-K also contains certain information about Credit Suisse AG (Bank) relating to its results as of and for the three months ended March 31, 2018. The Bank, a Swiss bank and joint stock corporation established under Swiss law, is a wholly-owned subsidiary of the Group. The Bank’s registered head office is in Zurich, and it has additional executive offices and principal branches in London, New York, Hong Kong, Singapore and Tokyo.
References herein to “CHF” are to Swiss francs.
Forward-looking statements
This Form 6-K and the information incorporated by reference in this Form 6-K include statements that constitute forward-looking statements. In addition, in the future the Group, the Bank and others on their behalf may make statements that constitute forward-looking statements.
When evaluating forward-looking statements, you should carefully consider the cautionary statement regarding forward-looking information, the risk factors and other information set forth in the Credit Suisse 2017 20-F, and subsequent annual reports on Form 20-F filed by the Group and the Bank with the SEC, the Group’s and the Bank’s reports on Form 6-K furnished to or filed with the SEC, and other uncertainties and events.

Differences between Group and Bank
Except where noted, the business of the Bank is substantially the same as the business of the Group, and substantially all of the Bank’s operations are conducted through the Swiss Universal Bank, International Wealth Management, Asia Pacific, Global Markets, Investment Banking & Capital Markets and the Strategic Resolution Unit segments. These segment results are included in Core Results, except for the Strategic Resolution Unit, which is part of the Credit Suisse results. Core Results also includes certain Corporate Center activities of the Group that are not applicable to the Bank. Certain other assets, liabilities and results of operations are managed as part of the activities of the six segments. However, since they are legally owned by the Group, they are not included in the Bank’s consolidated financial statements. These relate principally to (i) financing vehicles of the Group, which include special purpose vehicles for various funding activities of the Group, including for the purpose of raising capital; and (ii) hedging activities relating to share-based compensation awards.
These operations and activities vary from period to period and give rise to differences between the Bank’s consolidated assets, liabilities, revenues and expenses, including pensions and taxes, and those of the Group.
Comparison of consolidated statements of operations
	Bank		Group
in	1Q18	1Q17	1Q18	1Q17
Statements of operations (CHF million)
Net revenues	5,585	5,522	5,636	5,534
Total operating expenses	4,627	4,846	4,534	4,811
Income before taxes	910	623	1,054	670
Net income	611	526	692	592
Net income attributable to shareholders	611	528	694	596
Comparison of consolidated balance sheets
	Bank		Group
end of	1Q18	4Q17	1Q18	4Q17
Balance sheet statistics (CHF million)
Total assets	811,229	798,372	809,052	796,289
Total liabilities	767,184	754,822	766,355	754,100

Capitalization and indebtedness
	Bank		Group
end of	1Q18	4Q17	1Q18	4Q17
Capitalization and indebtedness (CHF million)
Due to banks	18,854	15,411	18,858	15,413
Customer deposits	369,700	362,303	368,382	361,162
Central bank funds purchased, securities sold under repurchase agreements and securities lending transactions	27,579	26,496	27,579	26,496
Long-term debt	165,236	172,042	166,166	173,032
Other liabilities	185,815	178,570	185,370	177,997
Total liabilities	767,184	754,822	766,355	754,100
Total equity	44,045	43,550	42,697	42,189
Total capitalization and indebtedness	811,229	798,372	809,052	796,289
BIS capital metrics
	Bank		Group
end of	1Q18	4Q17	1Q18	4Q17
Capital and risk-weighted assets (CHF million)
CET1 capital	37,696	38,433	35,020	36,711
Tier 1 capital	51,813	52,378	49,973	51,482
Total eligible capital	56,609	57,592	54,769	56,696
Risk-weighted assets	272,040	272,720	271,015	272,815
Capital ratios (%)
CET1 ratio	13.9	14.1	12.9	13.5
Tier 1 ratio	19.0	19.2	18.4	18.9
Total capital ratio	20.8	21.1	20.2	20.8

Selected financial data – Bank
Condensed consolidated statements of operations
in	1Q18	1Q17	% change
Condensed consolidated statements of operations (CHF million)
Interest and dividend income	4,452	4,043	10
Interest expense	(2,836)	(2,348)	21
Net interest income	1,616	1,695	(5)
Commissions and fees	3,006	3,005	0
Trading revenues	514	525	(2)
Other revenues	449	297	51
Net revenues	5,585	5,522	1
Provision for credit losses	48	53	(9)
Compensation and benefits	2,348	2,711	(13)
General and administrative expenses	1,823	1,673	9
Commission expenses	344	368	(7)
Restructuring expenses	112	94	19
Total other operating expenses	2,279	2,135	7
Total operating expenses	4,627	4,846	(5)
Income before taxes	910	623	46
Income tax expense	299	97	208
Net income	611	526	16
Net income/(loss) attributable to noncontrolling interests	0	(2)	100
Net income attributable to shareholders	611	528	16

Selected financial data – Bank (continued)
Condensed consolidated balance sheets
end of	1Q18	4Q17	% change
Assets (CHF million)
Cash and due from banks	117,705	109,510	7
Interest-bearing deposits with banks	725	721	1
Central bank funds sold, securities purchased under resale agreements and securities borrowing transactions	121,170	115,346	5
Securities received as collateral	41,227	38,074	8
Trading assets	140,580	156,774	(10)
Investment securities	2,144	2,189	(2)
Other investments	5,412	5,893	(8)
Net loans	288,381	283,237	2
Premises and equipment	4,394	4,445	(1)
Goodwill	3,968	4,036	(2)
Other intangible assets	212	223	(5)
Brokerage receivables	52,739	46,968	12
Other assets	32,572	30,956	5
Total assets	811,229	798,372	2
Liabilities and equity (CHF million)
Due to banks	18,854	15,411	22
Customer deposits	369,700	362,303	2
Central bank funds purchased, securities sold under repurchase agreements and securities lending transactions	27,579	26,496	4
Obligation to return securities received as collateral	41,227	38,074	8
Trading liabilities	44,790	39,132	14
Short-term borrowings	32,349	26,378	23
Long-term debt	165,236	172,042	(4)
Brokerage payables	37,838	43,303	(13)
Other liabilities	29,611	31,683	(7)
Total liabilities	767,184	754,822	2
Total shareholder's equity	43,307	42,670	1
Noncontrolling interests	738	880	(16)
Total equity	44,045	43,550	1

Total liabilities and equity	811,229	798,372	2
BIS statistics (Basel III)
end of	1Q18	4Q17	% change
Eligible capital (CHF million)
Common equity tier 1 (CET1) capital	37,696	38,433	(2)
Tier 1 capital	51,813	52,378	(1)
Total eligible capital	56,609	57,592	(2)
Capital ratios (%)
CET1 ratio	13.9	14.1	–
Tier 1 ratio	19.0	19.2	–
Total capital ratio	20.8	21.1	–

Exhibit
No. Description
99.1 Credit Suisse Earnings Release 1Q18

Signatures
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrants have duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
CREDIT SUISSE GROUP AG and CREDIT SUISSE AG
(Registrants)
Date: April 25, 2018
By:
/s/ Tidjane Thiam                                 /s/ David R. Mathers
      Tidjane Thiam                                       David R. Mathers
      Chief Executive Officer                          Chief Financial Officer